Hongli Group Inc.

December 30, 2021

Via Edgar

Mr. Jeff Kauten

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Hongli Group Inc.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted on September 16, 2021
CIK No. 0001855557

Dear Mr. Jeff Kauten:

This letter is in response to the letter dated September 30, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 16, 2021

Prospectus Summary

Summary of Risk Factors, page 11

1. We note your response to prior comment 5. Please disclose that the Chinese government may intervene or influence your operations at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Also, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we revised the cover page of the Registration Statement to disclose that the Chinese government may intervene or influence the operations of our PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of our PRC operating entities and/or the value of our ordinary shares. Further, we disclosed on the cover page of the Registration Statement that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Quantitative Metrics of the Company and our VIE, page 14

2. We note your response to prior comment 8. Please provide in tabular form a condensed consolidating schedule - depicting the cash flows for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required.

Response: In response to the Staff’s comments, we added the disclosure of selected consolidated financial data under “Summary Consolidated Financial Data” on page 21 to 23 of the Registration Statement, including “Selected Condensed Consolidated Statements of Income and Comprehensive Income (Loss),” “Selected Condensed Consolidated Balance Sheets,” and “Selected Condensed Consolidated Statements of Cash Flows.”

Risk Factors

The Chinese government exerts substantial influence..., page 33

3. We note your response to prior comment 11. Please clarify that the Chinese government may intervene or influence your operations at any time. Also, clarify that actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we added the disclosure on page 39 of the Registration Statement under “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges nor the execution of VIE agreements, however, if our VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and decrease our price of Ordinary Shares” to state that the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. It further disclosed that such actions taken by the PRC government authorities may intervene or influence the operations of our PRC operating entities at any time, which are beyond our control. Therefore, any such action may adversely affect the operations of our PRC operating entities and significantly limit or hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 59

4. We note your response to prior comment 15. As previously requested, please further revise here to include a discussion of any limitations on the holding company's ability to transfer the proceeds from this offering into the PRC. Also, discuss what impact, if any, these limitations may have on your PRC operating entities' ability to complete their expansion plan. In this regard, it appears that you intend to use a portion of the proceeds to either repay the bank loan, if obtained, or to fund the expansion project. Similar revisions should be made to your Prospectus Summary disclosures.

Response: In response to the Staff’s comments, we made revisions on page 6 and 116 under “Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE” and on page 73 to 75 under “Liquidity and Capital Resources” of the Registration Statement to disclose that the proceeds of this offering may be sent back from the holding company to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We further disclosed that any foreign loans procured by our PRC operating entities is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and our PRC operating entities may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiary

Further, we added the disclosure on page 7 and 117 under “Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE” and on page 74 under “Liquidity and Capital Resources” of the Registration Statement to state that we may be unable to use these proceeds to complete Hongli Shandong’s expansion plan until Hongli Shandong receives the proceeds of this offering in the PRC. In addition, we disclosed that in the event we could not or do not in a timely manner send back the proceeds of the offering to the PRC, Hongli Shandong may fail to meet its payment and other obligations, including its financial covenants and security coverage requirement, which could lead to defaults under such loan agreements or other agreements in connection with the expansion plan.

Notes to Consolidated Financial Statements

Note 1. Organization and Nature of Operations, page F-7

5. You state here that in order to comply with PRC regulations regarding persons and foreign companies investing directly in certain businesses, Hongli Shandong entered into a series of contractual arrangements with the WFOE in April 2021. However, your revised cover page disclosures state that the business of your PRC operating entities is not within any sensitive sector for which Chinese law prohibits direct foreign investment in, but rather you selected a VIE structure to avoid substantial costs and time. Please explain further these apparent inconsistencies and revise your disclosures accordingly. Also, ensure that your disclosures throughout clearly address the fact that the company has chosen an organization structure that has risks and uncertainties that may not otherwise exist if you had direct equity ownership in the operating entity and clearly explain why you have chosen this structure.

Response: In response to the Staff’s comments, we revised the disclosure on page F-7 to state that the business of our PRC operating entities is not within any sensitive sector that PRC law prohibits direct foreign investment in, to avoid the substantial costs and time for regulatory approval to convert our PRC operating entities into wholly foreign owned entities, Shandong Hongli Special Section Tube Co., Ltd., or Hongli Shandong, entered into a series of contractual arrangements with Shandong Xiangfeng Heavy Industry Co., Ltd., or Hongli WFOE, which allows Hongli Cayman to consolidate Hongli Shandong’s operations and financial results in Hongli Cayman’s financial statements.

Further, we added the disclosure on the cover page, page 3 and 113 of the Registration Statement to state that as we chose such VIE structure, we are subject to certain risks and uncertainties that may not otherwise exist if we had direct equity ownership in the operating entities. We revised our disclosure on page 2 and 113 of the Registration Statement to state that even though the business of some other China-based operating companies, including Hongli Shandong, is not within any sensitive sector that Chinese law prohibits direct foreign investment in, some China-based operating companies, as well as Hongli Shandong, at the discretion of the management, still selected to utilize such VIE structure to list overseas to avoid the substantial costs and time. If Hongli Shandong had selected to directly list on a U.S. exchange without such contractual arrangements, Hongli Shandong would be required to obtain certain regulatory approvals in connection with the conversion of our PRC operating entities into wholly foreign owned entities which would take the Company approximately 3-6 months to complete without certainty when the conversion would be completed successfully.. As a result, management elected to pursue the VIE structure, at which time that the PRC government did not initiate a series of regulatory actions and statements to regulate business operations in China including enhancing supervision over the use of variable interest entities for overseas listing.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

CC:	Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

3